# Dell Tender Offer

**Please note, the expiration date of the offer has been extended to 5:00 p.m. New York City time, on October 29, 2013.**

If you are a current Dell employee, please click here to login automatically using your network login and password:

Login Using Dell Credentials

If you are logging into the site for the first time or you've forgotten your password, please register or re-register here:

New Registration

## Viewing Instructions

This site is best viewed with

- Internet Explorer 6.0 or higher
- Firefox 2 or higher

In addition, it is highly recommended to have the following:

- Adobe Reader (version 9 or higher)
- Adobe Flash Player (version 9.0.115 or higher)
- Display Resolution (1024 x 768 pixels or higher)